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OUTSOURCING SERVICES GROUP, INC.
STATEMENT OF COMPUTATION OF BASIC AND DILUTED
NET INCOME (LOSS) PER SHARE
(Unaudited)

(Dollars in thousands, except per share data)

Exhibit 11.

	Three Months Ended
	March 30, 2002	March 31, 2001
Basic income (loss) per share:
Net income (loss) attributable to common stockholders	$302	$(256)

Weighted average number of outstanding common shares	3,373,265	3,374,390

Basic income (loss) per share	$0.09	$(0.08)

Diluted income per share:
Net income attributable to common stockholders	$302	—

Weighted average number of outstanding common shares assuming full dilution	3,687,140	—

Diluted income per share	$0.08	—

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OUTSOURCING SERVICES GROUP, INC. STATEMENT OF COMPUTATION OF BASIC AND DILUTED NET INCOME (LOSS) PER SHARE (Unaudited) (Dollars in thousands, except per share data)
Exhibit 11.